OPTEX SYSTEMS HOLDINGS, INC.

1420 Presidential Drive

Richardson, TX 75081

June 22, 2012

VIA EDGAR

Amanda Ravitz

Tom Jones

Tim Buchmiller

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Optex Systems Holdings, Inc.

Gentlepersons:

We are in receipt of your letter to us, dated June 18, 2012, regarding Amendment No. 6 to the Optex Systems Holdings, Inc. Registration Statement on Form S-1, filed May 30, 2012, File No. 333-173502 (the “Current Registration Statement”). We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter and for ease of reference, we have included your comments and each of our responses to your comments.

Prospectus Summary, page 3

1. Please revise your summary to disclose and quantify your net loss for the six months ended April 1, 2012, your net income for the fiscal year ended October 2, 2011 and your net loss for the fiscal year ended October 3, 2010.

We have added the required disclosure.

2. Please revise your summary to disclose and quantify your accumulated deficit as of April 1, 2012.

We have added the required disclosure.

3. Please revise your summary to disclose and quantify the extent to which you are dependent on a limited number of customers. We note the disclosure in the second risk factor on page 10.

We have added the required disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 51

4. We note your response to prior comment 2. It does not appear that the disclosure in the table in this section has been updated to include the options issued to officers and directors mentioned on page 59. Please advise or revise.

This is addressed by addition of a new footnote 9 to the table.

U.S Securities & Exchange Commission

May __, 2011

5. Please tell us why the table in this section does not include a separate row for Alpha Capital. Also, update the disclosure in footnote 4 on page 52 given the increase in the number of shares issuable to Alpha Capital.

The beneficial ownership table and footnotes have been corrected to reflect Arland Holdings instead of Alpha Capital as a 5% owner. The previous notes should have read Arland Holdings instead of Alpha Capital as Alpha Capital had previously sold its interest in Optex Systems Delaware to Arland Holdings prior to the Sustut acquisition. The Alpha Capital Stock purchase of 5,000,000 shares in February 2012 represents less than 5% ownership and as Alpha Capital is neither a director or an officer they are not separately disclosed on the beneficial ownership table.

To address comments 4 and 5, We have adjusted the table for prior note 6 (deleted) related to Alpha Capital. Notes 6-8 renumbers and added last note 9. We have also corrected note 4 from Alpha Capital to Arland Holdings.

Item 16. Exhibits and Financial Statement Schedules, page II-4

6. Please revise to include the interactive data file exhibit required by Regulation S-K Item 601.

We have so revised Item 16 and are adding the requested exhibits when the Amendment to Form S-1 is filed.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response. And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Stanley A. Hirschman

Stanley A. Hirschman

cc: Jolie Kahn, Esq.

U.S Securities & Exchange Commission

May __, 2011

PROPOSED REVISED CHANGES

PROSPECTUS SUMMARY

This summary highlights important information about this offering and our business. It does not include all information you should consider before investing in our common stock. Please review this prospectus in its entirety, including the risk factors and our financial statements and the related notes, before you decide to invest.

Our Company

Organizational History

On March 30, 2009, Optex Systems Holdings, Inc. (formerly known as Sustut Exploration, Inc.), a Delaware corporation, along with Optex Systems, Inc. (Delaware), which was a privately held Delaware corporation that has since become Optex Systems Holdings’ wholly-owned subsidiary, entered into a reorganization agreement and plan of reorganization, pursuant to which Optex Systems, Inc. (Delaware) was acquired by Optex Systems Holdings in a share exchange transaction. At the closing of the reorganization, the registrant changed its name from Sustut Exploration Inc. to Optex Systems Holdings, Inc. and its year end from December 31 to a fiscal year ending on the Sunday nearest September 30. Optex Systems, Inc. (Delaware) has remained a wholly-owned subsidiary of Optex Systems Holdings, and Optex Systems, Inc. (Delaware)’s shareholders are now shareholders of Optex Systems Holdings.

Immediately prior to the closing under this reorganization agreement and plan of reorganization, as of March 30, 2009, Optex Systems, Inc. (Delaware) accepted subscriptions from accredited investors for a total of $1,219,750 in gross proceeds and $874,529 in net proceeds.

Previously, on October 14, 2008, in a transaction that was consummated via public auction, Optex Systems, Inc. (Delaware) purchased all of the assets of Optex Systems, Inc. (Texas) in exchange for $15 million of Irvine Sensors Corporation debt and the assumption of approximately $3.8 million of certain liabilities of Optex Systems, Inc. (Texas). Optex Systems, Inc. (Delaware) was formed by the Longview Fund, LP and Alpha Capital Antstalt, former secured creditors of Irvine Sensors Corporation, to consummate the October 2008 transaction, and subsequently, on February 20, 2009, Longview Fund conveyed its ownership interest in Optex Systems Holdings to Sileas Corporation, an entity owned by three of Optex Systems Holdings’ officers (one of whom is also one of Optex Systems Holdings’ three directors).

Our Business

Optex Systems Holdings manufactures optical sighting systems and assemblies primarily for United States Department of Defense applications. Optical sighting systems are used to enable a soldier to have improved vision and in some cases, protected vision. One type of system would be a binocular which would have a special optical filter applied to the external lens which would block long wave length light (from a laser) from reaching the soldier’s eyes. Another type of system would be a periscope where the soldier inside an armored vehicle needs to view the external environment outside of the tank. In this case, the visual path is reflected at two 90 degree angles enabling the soldier to be at a different plane than that of the external lens.

Optex Systems Holdings recorded a net loss applicable to common shareholders of $(0.01) million during the six months ended April 1, 2012. In the fiscal years ending October 2, 2011 and October 3, 2010, Optex Systems Holdings recorded a net income applicable to common shareholders of $0.2 million and a net loss applicable to common shareholders of ($10.0) million respectively. As of April 1, 2012 Optex Systems Holdings accumulated deficit is ($10.1) million.

U.S Securities & Exchange Commission

May __, 2011

For the year ended October 2, 2011, we derived approximately 95% of the gross business revenue from four customers, with 67% from General Dynamics Land Systems Divisions, 18% from TACOM, 6% from DLA, and 4% from BAE Systems. Procuring new customers and contracts may partially mitigate this risk. In particular, a decision by either General Dynamics Land System Division or Tank-automotive and Armaments Command or DLA/Warren to cease issuing contracts to us could have a significant material impact on our business and results of operations given that they represent 95% of our gross business revenue. There can be no assurance that we could replace these customers on a timely basis or at all.

The following table describes the approximate percentage of revenue represented by the types of systems mentioned in the third and fourth sentences of the above paragraph. The table below reflects approximate product revenues for the year ended October 2, 2012 and is a balanced overview of our business based on the percentages.

% of Revenue
Howitzer Programs	28%
Periscope Programs	64%
All Other	8%
Total	100%

Optex Systems Holdings’ products consist primarily of build-to-customer print products that are delivered both directly to the armed services and to other defense prime contractors. Build-to-customer print products are those devices where the customer completes the design of the product and then brings these drawings to the supplier for production. In this case, the supplier would procure the piece parts from suppliers, build the final assembly, and then supply this product back to the original customer who designed it.

Our products are installed on various types of U.S. military land vehicles, such as the Abrams and Bradley fighting vehicles, light armored and armored security vehicles and have been selected for installation on the Stryker family of vehicles. Optex Systems Holdings also manufactures and delivers numerous periscope configurations, rifle and surveillance sights and night vision optical assemblies. Approximately 39% of our current revenue is in support of Abrams vehicles, 29% in support of Stryker vehicles, and 3% in support of Bradley vehicles (all percentages in this sentence for the year ended October 2, 2011). The products that we produce can be used on other vehicles; however, they were originally designed for the Abrams, the Bradley, and the Stryker vehicles. In addition, some of the periscopes that we produce can be used on both the Bradley and the Stryker vehicle. Finally, some customers combine their volumes for new vehicles with those requirements for replacement parts for vehicles coming back from the field. At this time, no vehicle generates more revenues than the Stryker vehicle other than the Abrams and Bradley vehicles.

Optex Systems, Inc. (Delaware), and its predecessor, Optex Systems, Inc. (Texas), have been in business since 1987. Optex Systems Holdings is located in Richardson, TX and is ISO 9001:2008 certified.

U.S Securities & Exchange Commission

May __, 2011

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

On May 25, 2012, we had 144,444,940 shares of common stock, and 1,027 shares of Series A preferred stock issued and outstanding. The following table sets forth certain information with respect to the beneficial ownership of our securities as of May 25, 2012, for (i) each of our directors and executive officers; (ii) all of our directors and executive officers as a group; and (iii) each person who we know beneficially owns more than 5% of our common stock.

Beneficial ownership data in the table has been calculated based on Commission rules that require us to identify all securities that are exercisable for or convertible into shares of our common stock within 60 days of May 25, 2012 and treat the underlying stock as outstanding for the purpose of computing the percentage of ownership of the holder.

Except as indicated by the footnotes following the table, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock held by that person. The address of each named executive officer and director, unless indicated otherwise by footnote, is c/o Optex Systems Holdings’ corporate headquarters.

Except as otherwise set forth below, the address of each of the persons listed below is Optex Systems Holdings’ address.

Title of Class	Name of Beneficial Owner	Number of Shares	Preferred Conversion (4)	Combined Ownership	Percentage of Outstanding Shares

5% Holders	Arland Holdings, Ltd. (1)	11,148,935	69,289,434	80,438,369	9.36%
	Sileas Corporation (2,3)	102,184,347	635,267,484	737,451,831	85.85%

Directors and
Officers:	Stanley Hirschman (2)	102,184,347	635,267,484	737,451,831	85.85%
	Danny Schoening (5)(7)	103,598,996	635,267,484	738,866,480	86.02%
	Karen Hawkins (8)	187,500	-	187,500	0.02%
	Ronald Richards	-	-	-	-
	Merrick Okamoto (6)	1,950,000	-	1,950,000	0.23%

Directors and officers as a group (3 Individuals) (9)		104,134,347	635,267,484	739,401,831	86.08%

1.	Represents shares held by Arland Holdings, Ltd., which is located at 551 5th Avenue, Suite 1601, New York, NY 10176. Arie Rabinowitz has voting control over the shares held by Arland Holdings, Ltd.
2.	Represents shares held by Sileas of which Stanley Hirschman, a Director/Officer Optex Systems Holdings, has a controlling interest (80%); therefore, under Rule 13d-3 of the Exchange Act, Mr. Hirschman is deemed to be the beneficial owner, along with Mr. Schoening.
3.	Sileas’ ownership interest in Optex Systems Holdings has been pledged to Longview as security for a loan in connection with the acquisition of Longview’s interests in Optex Delaware by Sileas. Investment decisions for Longview are made by its investment advisor, Viking Asset Management, LLC. Mr. Peter Benz is the Chairman, Chief Executive Officer and a Managing Member of Viking Asset Management and may be deemed to control its business activities, including the investment activities of Longview. Mr. Merrick Okamoto who is a director of Optex Systems Holdings is the President and a Managing Member of Viking Asset Management and may be deemed to control its business activities, including the investment activities of Longview. In the event of a default by Sileas on its debt obligation to Longview, the shares held by Sileas may be returned to Longview. Viking and Longview each may be deemed to have shared voting and dispositive authority over the shares of Optex Systems Holdings’ common stock if they are returned to Longview. In such an event, Mr. Benz and Mr. Okamoto, as control persons of Viking and/or Longview, may be deemed to beneficially own all such shares; however, they have stated that they would disclaim such beneficial ownership were this to occur.

U.S Securities & Exchange Commission

May __, 2011

4.	Represents shares of common stock issuable upon conversion of preferred stock held by the stockholder. Sileas Corporation holds 90% or 926 of the preferred shares which are convertible into 635,267,484 common shares. Arland Holdings owns the remaining 10% or 101 preferred shares convertible into 69,289,434 common shares, representing less than 2.13% total beneficially ownership.
5.	Represents 102,184,347 shares held by Sileas of which Mr. Schoening, an Officer of Optex Systems Holdings, has a controlling interest (15%); therefore, under Rule 13d-3 of the Exchange Act, Mr. Schoening is deemed to be the beneficial owner, along with Mr. Hirschman, of those shares.
6.	Represents 975,000 shares of Common Stock and 975,000 warrants held by Longview Fund, LP. Investment decisions for Longview are made by its investment advisor, Viking Asset Management, LLC. Mr. Merrick Okamoto who is a director of Optex Systems Holdings is the President and a Managing Member of Viking Asset Management and may be deemed to control its business activities, including the investment activities of Longview. Mr. Okamoto, as a control person of Viking and/or Longview, may be deemed to beneficially own all such shares; however, he disclaims such beneficial ownership.
7.	Includes options to purchase 1,414,649 shares of our common stock which have vested and are currently exercisable.
8.	Represents options to purchase 187,500 shares of our common stock which have vested and are currently exercisable.
9.	Excludes options issued on December 9, 2011 to officers and directors as the options are not exercisable and will not vest until December 8, 2012 at which time 25% vesting is applicable.

U.S Securities & Exchange Commission

May __, 2011

Item 16. Exhibits and Financial Statement Schedules

Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Reorganization, dated as of the March 30, 2009, by and between registrant, a Delaware corporation and Optex Systems, Inc., a Delaware corporation (1).

3.1	Certificate of Incorporation, as amended, of Optex Systems Holdings, Inc (2).

3.2	Bylaws of Optex Systems Holdings (1).

5.1	Opinion as to Legality of the Shares

10.1	2009 Stock Option Plan (1).

10.2	Employment Agreement with Danny Schoening (1).

10.3	Lease for 1420 Presidential Blvd., Richardson, TX (1).

10.4	Form of Warrant (3)

10.5	Specimen Stock Certificate (3)

II-4

10.6	Contract W52H0905D0248 with Tank-automotive and Armaments Command, dated August 19, 2005 (5) (6)

10.7	Contract W52H0909D0128 with Tank-automotive and Armaments Command, dated March 24, 2009 (5)

10.8	Contract W52H0905D0260 with Tank-automotive and Armaments Command, dated August 3, 2005 (5) (6)

10.9	PO# 40050551 with General Dynamics, dated June 8, 2009 (5) (6)

10.10	Contract 9726800650 with General Dynamics, dated April 9, 2007 (5) (6)

10.11	Form of Subscription Agreement (4)

10.12	Single Source Supplier Purchase Orders with TSP Inc. (5)

10.13	Single Source Supplier Purchase Orders with SWS Trimac (5)

10.14	Since Source Supplier Purchase Orders with Danaher Controls (5)

10.15	Single Source Supplier Purchase Orders with Spartech Polycast (5)

10.16	Third Amendment to Lease, between Aquiport DFWIP and Optex Systems, Inc., dated January 7, 2010 (5)

U.S Securities & Exchange Commission

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10.17	$250,000 principal amount Note in favor of the Longview Fund, L.P., dated October 27, 2009 (9)

10.18	Investor Relations Agreement, dated April 1, 2009 between Optex Systems and American Capital Ventures, Inc. (9)

10.19	Form of Loan and Security Agreement between Optex Systems, Inc. and Peninsula Bank Business Funding, dated March 4, 2010 (5)

10.20	Form of Unconditional Guaranty executed by Optex Systems Holdings, Inc. in favor of Peninsula Bank Business Funding, dated March 4, 2010 (5)

10.21	Form of Warrant issued by Optex Systems Holdings, Inc. to Peninsula Bank Business Funding, dated March 4, 2010 (5)

10.22	Allonge to Promissory Note, dated January 5, 2010 (9)

10.23	Showcase Agreement between Optex Systems, Inc. and ECON Corporate Services, Inc., dated April 1, 2009 (9)

10.24	Consulting Agreement dated June 29, 2009, between ZA Consulting, Inc. and Optex Systems, Inc. (9)

10.25	Purchase Order dated June 28, 2010 with TACOM-Warren (7)

10.26	First Amendment to Loan and Security Agreement, dated August 3, 2010, by and between Peninsula Bank Business Funding and Optex Systems, Inc. (8)

10.27	Waiver by Peninsula Bank Business Funding to Optex Systems, Inc., dated November 24, 2010

10.28	Second Amendment to Loan and Security Agreement, dated November 29, 2010, by and between Peninsula Bank Business Funding and Optex Systems, Inc.

10.29	Third Amendment to Loan and Security Agreement, dated February 15, 2011, by and between Peninsula Bank Business Funding and Optex Systems, Inc. (11)

II-5

10.30	Second Amendment to Loan and Security Agreement, dated March 22, 2011, by and between Peninsula Bank Business Funding and Optex Systems, Inc. (12)

10.31	Waiver of Series A preferred shareholders (14)

10.32	Form of Subscription Agreement (15)

10.33	PO# SPRDL1-12-C-0023 with DLA Land-Warren, dated October 24, 2011 (16)

10.34	Agreement with GDLS-Canada, dated as of November 3, 2011 (19)

10.35	Amendment to 2009 Stock Option Plan (17)

U.S Securities & Exchange Commission

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10.36	Amendment to the Articles of Incorporation (18)

10.37	Amendment to Credit Facility with Avidbank (20)

14.1	Code of Ethics (3)

21.1	List of Subsidiaries – Optex Systems, Inc. (1)

23.1	Consent of EFP Rotenberg, LLP

23.2	Consent of Jolie Kahn, Esq. (included in Exhibit 5.1)

EX-101.INS	XBRL Instance Document
EX-101.SCH	XBRL Taxonomy Extension Schema Document
EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	XBRL Taxonomy Extension Label Linkbase Document
EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference from our Current Report on Form 8-K dated April 3, 2009.
(2)	Incorporated by reference from our Amendment No. 1 to Registration Statement on Form S-1 filed on September 28, 2009
(3)	Incorporated by reference from our Registration Statement on Form S-1 filed on May 19, 2009
(4)	Incorporated by reference from our Form 10-K for the fiscal year ended September 27, 2009, filed on January 11, 2010
(5)	Incorporated by reference from our Amendment No. 4 to Registration Statement on Form S-1 filed on June 14, 2010
(6)	This exhibit is missing part of the original bid/solicitation package as such information can only be obtained from third parties with which the registrant has no affiliation, and registrant has made requests from such third parties for such information, and such parties have not been able to provide such information.
(7)	Incorporated by reference from our Current Report on Form 8-K dated July 2, 2010
(8)	Incorporated by reference from our Form 10-Q for the quarter ended on June 27, 2010, filed on September 11, 2010
(9)	Incorporated by reference from our Amendment No. 5 to Registration Statement on Form S-1 filed on July 23, 2010
(10)	Incorporated by reference from our Amendment No. 10 to Registration Statement on Form S-1 filed on January 13, 2011
(11)	Incorporated by reference from our Form 10-Q for the quarter ended on January 2, 2011, filed on February 16, 2011
(12)	Incorporated by reference from our Current Report on Form 8-K filed on March 28, 2011
(13)	Intentionally left blank
(14)	Incorporated by reference from our Form S-1 filed on August 1, 2011
(15)	Incorporated by reference from our Form S-1 filed on September 2, 2011
(16)	Incorporated by reference from our Current Report on Form 8-K filed on November 7, 2011
(17) (18)	Incorporated by reference from our Form 10-K filed on December 27, 2011 Incorporated by reference from our Amendment No. 5 to Registration Statement on Form S-1 filed on January 27, 2012
(19) (20)

Incorporated by reference from our Form 10-K/A for the year ended October 2, 2011, filed on March 27, 2012

Incorporated by reference from our Form 10-Q for the quarter ended on April 1, 2012, filed on May 15, 2012